Royal Philips Electronics
July 25, 2006
Mr. Martin F. James
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549
Dear Mr. James:

Re:	Koninklijke Philips Electronics N.V. — Form 20-F for the Fiscal Year Ended December 31, 2005, as amended (File No. 001-05146-01)
     This relates to your letter dated July 12, 2006 setting forth a comment regarding the Form 20-F for the fiscal year ended December 31, 2005 of Koninklijke Philips Electronics N.V., as amended by its Form 20-F/A filed with the Commission on June 29, 2006 (the “2005 Form 20-F”).
     We very much appreciate the opportunity to set forth Philips’ position on the language subject to your comment. To facilitate your consideration of our response, we have included below the comment and have provided Philips’ response immediately following.
     Philips acknowledges that (i) Philips is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the reports reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) Philips may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Amendment 1 to Form 20-F for the year ended December 31, 2005
1.	We note your disclosure that, “The consolidated financial statements of LPL as of and for the fiscal year ended December 31, 2005 included in this Amendment have been prepared by and are the responsibility of LPL and its management. These financial statements have not been prepared by Philips or its management. Accordingly, Philips and its management assume no responsibility relating thereto”. Please note that the management is responsible for all financial statements included in your Form 20-F. Accordingly, please further amend your Form 20-F to remove any statements limiting management’s responsibility, such as those underlined above.

Koninklijke Philips Electronics N.V. Building HBT P.O. Box 77900 1070 MX Amsterdam The Netherlands Tel: +31 20 59 77 777 Trade Register No. 17001910

Response:
Under Rule 3-09 of Regulation S-X , Philips was required to file the unaudited financial statements for the year 2005 for LG.Philips LCD Co., Ltd. (“LPL”) because of the significance of this less-than-50%-owned equity-accounted affiliate in 2004. LPL itself is an SEC-reporting company and the financial statements for 2005 were those that LPL and its management prepared and published as a separate public company. In light of that, Philips believed it appropriate to indicate in the 2005 20-F that LPL and its management had prepared and published the LPL financial statements. Also, Philips does not consolidate the LPL results on a line-by-line basis in the Philips’ financial statements, and therefore, controls relevant to the LPL’s accounts are not part of Philips’ internal control structure. We, however, appreciate the Staff’s comment and in response to it, would undertake that Philips will not include in subsequent filings with the Commission the underscored language with respect to financial statements included in such filings pursuant to Rule 3-09 of Regulation S-X. Because, however, we do not believe that investors in securities of Philips have been prejudiced by the inclusion of this language in the 2005 20-F, we would respectfully submit that an amendment to the 2005 20-F would not be necessary for the protection of such investors.
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     Please direct any questions or comments regarding this letter to me at (011) (31) 20 59 77 830. Our fax number is (011) (31) 20 59 77 230. We are available to discuss any of the foregoing with you at your convenience, and thank you again for your consideration of our response to the comment.

Very truly yours.

/s/ P.-J. Sivignon P.-J. Sivignon
Chief Financial Officer, Member of the Board of Management

cc:	Angela Crane
Eric Attalah
(Securities and Exchange Commission)

Jean A.W. Schreurs
(Koninklijke Philips Electronics N.V.)

John O’Connor
(Sullivan & Cromwell LLP)

Richard B. McCune
Lex van Drunen Little
(KPMG Accountants N.V.)